

12010293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 7 2012

Washington, DC
110

SEC FILE NUMBER
8-35603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitz Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Pacific Place, 1125 South 103rd Street, Suite 200
(No. and Street)

Omaha, Nebraska   68124-1071
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Kenneth R. Stoll   (402) 391-1980
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Ernst & Young LLP
                        (Name – if individual, state last, first, middle name)

   1900 Scripps Center, 312 Walnut Street, Cincinnati, OH   45202
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Kenneth R. Stoll__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Weitz Securities, Inc.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MONICA MLYNCZAK
MY COMMISSION EXPIRES
August 14, 2012

_____
Signature

__Vice President and CFO__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2011

Contents

1202-1334209



Ⅲ ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Weitz Securities, Inc.

We have audited the accompanying statement of financial condition of Weitz Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weitz Securities, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain

A member firm of Ernst & Young Global Limited



ᴇᴜ ERNST & YOUNG

additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2012

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	287,824
Prepaid expenses		87,375
Due from affiliate (Note 3)		7,133
Total assets	$	382,332

Liabilities and Stockholder's Equity

Liabilities

Due to affiliate (Note 3)	$	103,984
Common stock, $1.00 par value 10,000 shares authorized;		
10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		67,807
		278,348
Total liabilities and stockholder's equity	$	382,332

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2011

Investment income	$	85
Distribution fees		16,609
Total revenue		16,694
Expenses		
Advertising and promotion		718,389
Compensation		1,244,000
Occupancy		70,000
Distribution and service fees		23,249
Insurance		33,835
Printing, postage and mailing		32,015
Registration		33,740
Legal and audit		50,104
Communications		28,703
Other		65,529
		2,299,564
Expenses reimbursed by affiliate (Note 3)		2,282,955
Net expenses		16,609
Net income	$	85

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity
Balance, beginning of year	$	10,000	$	200,541	$	67,722	$	278,263
Net income		—		—		85		85
Balance, end of year	$	10,000	$	200,541	$	67,807	$	278,348

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	85
(Increase) in prepaid expenses		(69,678)
Increase in due to/from affiliates, net		79,154
Net increase in cash		9,561
Cash and cash equivalents, beginning of year		278,263
Cash and cash equivalents, end of year	$	287,824

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2011

1. Nature of the Business and Significant Accounting Policies

Nature of Business
Weitz Securities, Inc. (the "Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company acts as a broker dealer with respect to the purchase, sale and redemption of shares in the Weitz Funds, and is exempt from Rule 15c3-3, under subparagraph k(1)(ii). The Company's revenues are derived solely from distribution fees and investment income earned from cash equivalents.

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Revenue Recognition
Distribution fees are recognized as earned.

Income Taxes
The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its federal income tax returns for each of the three open tax years and as of December 31, 2011 and has determined that no provision for income taxes is required in the financial statements.

Cash and Cash Equivalents
The Company classifies as cash equivalents those highly liquid investments that are both readily convertible into cash and present insignificant risk of changes in value because of changes in interest rates.

1. Nature of the Business and Significant Accounting Policies (continued)

At December 31, 2011, cash equivalents included investments in a government money market mutual fund of $287,824 valued at reported net asset value for which Wallace R. Weitz & Company ("Weitz & Co."), an affiliate under common control, acts as investment adviser and transfer agent.

Various inputs can be used in determining the value of the Company's financial instruments. These inputs are used in determining the value of the Company's cash equivalents and are summarized in the following fair value hierarchy:

- Level 1 – quoted prices in active markets for identical securities,

- Level 2 – other significant observable inputs (including quoted prices for similar securities),

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $178,084 which was $171,152 in excess of required net capital. The Company's aggregate indebtedness percentage to net capital was 58.39%.

Weitz Securities, Inc.

Notes to Financial Statements (continued)

3. Related Party Transactions

On August 1, 2011, the Company entered into a Service and Distribution agreement related to the Investor Class of shares of the Weitz Short-Intermediate Income and Partners III Opportunity Funds. The agreement provides for each fund to compensate the Company up to 0.25% of the average daily net assets of each fund's Investor Class of shares for services provided and expenses incurred in connection with the distribution and marketing of the Investor Class shares of each fund. Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $2,282,955 were paid by Weitz & Co. pursuant to an expense reimbursement agreement. At December 31, 2011, $103,984 of such expenses were not yet reimbursed and are included in "Due to affiliate" on the Statement of Financial Condition. The Company is economically dependent on Weitz & Co. continuing this practice of paying expenses of the Company. Weitz & Co. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Weitz Securities, Inc.

Computation of Aggregate Indebtedness and
Net Capital Pursuant to Rule 15c3-1

December 31, 2011

	Schedule I
Total stockholder's equity from statement of financial condition	$ 278,348
Less non-allowable assets:	
Prepaid expenses	87,375
Due from affiliate	7,133
Less haircuts on securities, money market mutual fund	5,756
Net capital	$ 178,084
Total aggregate indebtedness	$ 103,984
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $6,932)	$ 6,932
Net capital in excess of minimum requirement	$ 171,152
Percentage of aggregate indebtedness to net capital	58.39%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 Part IIA FOCUS filing.

Weitz Securities, Inc.

Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.



⩟ ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
Weitz Securities, Inc.

In planning and performing our audit of the financial statements of Weitz Securities (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2012

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Weitz Securities, Inc.
Year Ended December 31, 2011
With Report of Independent Auditors

Ernst & Young LLP

ΞⅡ ERNST & YOUNG